

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2017

Martin P. Klein
Chief Financial Officer
Athene Holding Ltd.
96 Pitts Bay Road
Pembroke, HM08, Bermuda

      Re: Athene Holding Ltd.
           Registration Statement on Form S-1
           Filed May 22, 2017
           File No. 333-218163

Dear Mr. Klein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

                            Division of Corporation Finance
                            Office of Healthcare and
                            Insurance